VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 18, 2016	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, DC 20549-3628

Attn: H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Gores Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 11, 2016

File No. 001-37540

Dear Mr. Schwall:

Reference is made to the above-referenced filing with respect to the transactions contemplated by that certain Master Transaction Agreement (the “Master Transaction Agreement”), dated as of July 5, 2016, by and among the parties thereto, pursuant to which Gores Holdings, Inc. (the “Company”) proposes to acquire Hostess Brands, LLC (the “Transaction”), as described in the above-referenced filing. Pursuant to our telephonic conference on October 14, 2016, you have requested a summary of our analysis of the proposed amendment to the certificate of incorporation of the Company to elect to not be governed by Section 203 (“Section 203”) of the General Corporation Law of the State of Delaware (the “DGCL”) as more fully set forth in Proposal No. 6 in the above-referenced filing (the “Charter Amendment”).

As more fully discussed in the above-referenced filing, the Charter Amendment would amend the Company’s existing certificate of incorporation to (i) “opt out” of Section 203 of the DGCL and (ii) include a provision that imposes restrictions that are substantially similar to the restrictions set forth in Section 203, but which would exclude The Gores Group LLC, Apollo Global Management, LLC, Hostess CDM Co-Invest, LLC, CDM Hostess Class C, LLC and Mr. C. Dean Metropoulos, each of their successors, certain affiliates and each of their respective transferees (collectively, the “Excluded Parties”) from the application of certain of those restrictions. In particular, you have requested our view and a summary of our analysis as to (i) the applicability of Section 203 prior to (A) the adoption of the Charter Amendment and (B) the effectiveness of the Charter Amendment, and (ii) the impact of the Charter Amendment on the Excluded Parties once the Charter Amendment is effective.

Mr. H. Roger Schwall October 18, 2016 Page 2

In connection with our analysis set forth in this response, we consulted with Delaware counsel on the above-referenced issue. Pursuant to such consultation and discussion with Delaware counsel, on behalf of the Company, we hereby advise you that we are of the view that during the period between the closing of the Transaction and until the date that is 12 months after the adoption by the Company’s stockholders of the Charter Amendment (the “Stub Period”), the Company will remain subject to Section 203 and the Excluded Parties will constitute “interested stockholders” (within the meaning of Section 203). Notwithstanding such “interested stockholder” status during the Stub Period, no Excluded Party will be subject to the restrictions set forth in Section 203 because, prior to the time such Excluded Parties became interested stockholders under Section 203, the board of directors of the Company (the “Company Board”) approved the transaction (in this case, the Transaction contemplated by the Master Transaction Agreement) which resulted in the Excluded Parties becoming interested stockholders. On the date that is 12 months after the adoption of the Charter Amendment by the Company’s stockholders, the Company will no longer be subject to Section 203 of the DGCL and will instead be subject to the provisions of the Charter Amendment. In addition, the Excluded Parties will not be “interested stockholders” within the meaning of the Charter Amendment (and therefore, will not be subject to the restrictions imposed on “interested stockholders” by the Charter Amendment) because the transaction in which the Excluded Parties became “interested stockholders” (in this case, the closing of the Transaction contemplated by the Master Transaction Agreement) will occur after the adoption of the Charter Amendment (which will occur at the meeting of the Company’s stockholders to adopt the Charter Amendment). Our analysis is set forth below.

Framework for Legal Analysis

Introduction

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with: (i) a stockholder who owns fifteen percent (15%) or more of such corporation’s outstanding voting stock (otherwise known as an “interested stockholder”); (ii) an affiliate of an interested stockholder; or (iii) an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.1 A stockholder is deemed to “own” voting stock when the stockholder beneficially owns such stock or has the right to acquire such stock pursuant to an agreement, arrangement or understanding. Notwithstanding the foregoing, such corporation may engage in a business combination with an interested stockholder if, among other things, prior to the time such stockholder became an interested stockholder, “the board of directors of the corporation approved . . . the transaction which resulted in the stockholder becoming an interested stockholder.”2

[1]	See Section 203(a) of the DGCL.
[2]	See Section 203(a)(1) of the DGCL (emphasis added).

Mr. H. Roger Schwall October 18, 2016 Page 3

In addition, Section 203(b) of the DGCL permits a corporation to “opt out” of the restrictions set forth in Section 203. In particular, Section 203(b)(3) provides that a corporation, by the affirmative vote of its stockholders holding a majority of the shares entitled to vote, may adopt an amendment to its charter or bylaws expressly electing not to be governed by Section 203. Such amendment is effective immediately if the corporation (i) has never had a class of voting stock that is listed on a national securities exchange or that is held of record by more than 2,000 stockholders (unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder), and (ii) has not elected by a provision in its original charter (or any amendment thereto) to be governed by Section 203. In all other cases, such amendment is not effective until 12 months after the adoption of such amendment and shall not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption (the “Delaying Requirement”).

Analysis

The Company is currently subject to the provisions of Section 203, as the current certificate of incorporation did not “opt out” of Section 203. Prior to the entering into of the Master Transaction Agreement, the Company Board approved the Master Transaction Agreement and the transactions contemplated thereby. As contemplated by the Master Transaction Agreement, and in connection with the Transaction, the Company is presenting to its stockholders for adoption the Charter Amendment. Adoption of the Charter Amendment (in addition to certain other proposals relating to the Transaction to be presented to the Company’s stockholders) is a condition precedent to the closing of the Transaction. Until the Company’s stockholders have approved the Transaction and all of the other conditions to closing set forth in the Master Transaction Agreement have been satisfied, the Excluded Parties cannot be deemed to “own” any of the voting stock in the Company. Upon the closing of the Transaction, each of the Excluded Parties will constitute “interested stockholders” within the meaning of Section 203 due to their beneficial ownership of the Company’s outstanding voting stock resulting from the consummation of the Transaction.

Assuming adoption of the Charter Amendment by the Company’s stockholders, the effectiveness of the Charter Amendment will be subject to the Delaying Requirement, as the Company’s Class A Common Stock is publicly traded on the NASDAQ Capital Market.3 Accordingly, during the Stub Period, the Company will remain subject to Section 203, the Excluded Parties will remain interested stockholders within the meaning of Section 203, but such Excluded Parties will not be subject to the restrictions of Section 203 due to the approval by the Company Board, prior to such Excluded Parties becoming interested stockholders, of the transaction in which such Excluded Parties became “interested stockholders” (i.e., the Transaction contemplated by the Master Transaction Agreement).4

[3]	See Section 203(b)(3) of the DGCL.
[4]	See Section 203(a)(1) of the DGCL.

Mr. H. Roger Schwall October 18, 2016 Page 4

Upon effectiveness of the Charter Amendment (i.e., 12 months after adoption of the Charter Amendment by the Company’s stockholders), the Company will no longer be subject to Section 203, but will instead be governed by the provisions of the Charter Amendment. Furthermore, the Excluded Parties will not be deemed interested stockholders within the meaning of the Charter Amendment because (i) the Charter Amendment specifically excludes the Excluded Parties from the definition of “interested stockholder” under the Charter Amendment, and (ii) such exclusion under the Charter Amendment is effective with respect to the Excluded Parties, as the Charter Amendment is “adopted” by the Company’s stockholders (i.e., at the stockholder meeting approving the Transaction) prior to the Excluded Parties becoming interested stockholders (which would occur upon the closing of the Transaction).

Conclusion

For the reasons stated above, we respectfully advise you that, after consultation with Delaware counsel, we are of the view that (i) during the period between the closing of the Transaction and until 12 months after the adoption of the Charter Amendment by the Company’s stockholders, (A) the Company will remain subject to Section 203, (B) the Excluded Parties will be interested stockholders for the purposes of Section 203, and (C) notwithstanding the foregoing, any business combination between the Company and an Excluded Party will not be subject to the restrictions of Section 203 pursuant to Section 203(a)(1) of the DGCL, and (ii) on the date that is 12 months after the adoption of the Charter Amendment by the Company’s stockholders, the Company will no longer be subject to Section 203, but instead will be subject to the provisions of the Charter Amendment, and the Excluded Parties will not be interested stockholders within the meaning of the Charter Amendment pursuant to the provisions set forth in Section 203(b)(3) of the DGCL.

In accordance with discussions with the Staff, attached hereto as Annex A are changed pages to the above-referenced filing reflecting the proposed additional disclosure on pages 206 and 337 relating to the analysis set forth above.

Mr. H. Roger Schwall October 18, 2016 Page 5

Please do not hesitate to contact us should you have any questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Kyle C. Krpata, Esq.

Jeannette Wong, Staff Accountant

John Cannarella, Staff Accountant

Jerard Gibson, Esq., Staff Attorney

Timothy S. Levenberg, Esq., Special Counsel

Mark R. Stone., Chief Executive Officer, Gores Holdings, Inc.

Howard A. Kenny, Esq.

Mark A. Morton, Esq.

Annex A

PROPOSAL NO. 6 — APPROVAL OF AMENDMENTS TO CURRENT CERTIFICATE

TO ELECT NOT TO BE GOVERNED BY SECTION 203 OF THE DGCL

Overview

Assuming the Business Combination Proposal and the NASDAQ Proposal are approved, our stockholders are also being asked to approve an additional amendment to our current certificate of incorporation, which, in the judgment of our Board, is necessary to adequately address the needs of the post-combination company.

The additional amendment would cause the post-combination company to not to be governed by Section 203 of the DGCL and, instead, include a provision in our certificate of incorporation that is substantially similar to Section 203 of the DGCL, but excludes The Gores Group, Apollo and the CDM Holders, each of their successors, certain affiliates and each of their respective transferees (the “Excluded Parties”) from the definition of “interested stockholder,” and to make certain related changes. Upon consummation of the Business Combination, the Excluded Parties will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as our Board approved the Business Combination in which the Excluded Parties became interested stockholders prior to such time they became interested stockholders. Assuming adoption of this Proposal No. 6 at the Special Meeting, the provision set forth in this Proposal No. 6 would take effect on the date that is 12 months following such adoption. Accordingly, during the 12 month period following adoption of this Proposal No. 6 at the Special Meeting, we will remain subject to the provisions of Section 203 of the DGCL, but, as set forth above, the Excluded Parties will not be subject to the restrictions on business combinations pursuant to Section 203. On the date that is 12 months following the adoption of this Proposal No. 6 at the Special Meeting, we will no longer be subject to Section 203, but will instead be subject to the provisions as set forth in this Proposal No. 6, and the Excluded Parties will not be interested stockholders within the meaning of the provisions set forth in this Proposal No. 6.

Reasons for the Amendments

The amendment is intended to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

The post-combination company will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning fifteen percent (15%) or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless (i) before such stockholder becomes an “interested stockholder,” the Board approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the outstanding stock of the corporation at the time of the transaction (excluding stock owned by certain persons), or (iii) at the time or after the stockholder became an interested stockholder, the Board and at least two-thirds (66 2/3%) of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in the certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

The Board has elected to opt out of Section 203, but the Board believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the Board and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of the post-

206

Annex A

all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, the Company’s Certificate of Incorporation and Bylaws

We are currently subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Assuming the approval of Proposal No. 6 at the Special Meeting, we will no longer be subject to Section 203 upon the effectiveness of Proposal No. 6. Instead, we would “opt out” of Section 203 of the DGCL and, instead, our certificate of incorporation would include a provision that is substantially similar to Section 203 of the DGCL, but excludes The Gores Group, Apollo and the CDM Holders, each of their successors, certain affiliates and each of their respective transferees (the “Excluded Parties”) from the definition of “interested stockholder”, and make certain related changes. Upon consummation of the Business Combination, the Excluded Parties will become “interested stockholders” within the meaning of Section 203, but will not be subject to the restrictions on business combinations set forth in Section 203, as our Board approved the Business Combination in which the Excluded Parties became interested stockholders prior to such time they became interested stockholders. Assuming adoption of Proposal No. 6 at the Special Meeting, the provision set forth in Proposal No. 6 would take effect on the date that is 12 months following such adoption. Accordingly, during the 12 month period following adoption of Proposal No. 6 at the Special Meeting, we will remain subject to the provisions of Section 203 of the DGCL, but, as set forth above, the Excluded Parties will not be subject to the restrictions on business combinations pursuant to Section 203. On the date that is 12 months following the adoption of Proposal No. 6 at the Special Meeting, we will no longer be subject to Section 203, but will instead be subject to the provisions as set forth in Proposal No. 6, and the Excluded Parties will not be interested stockholders within the meaning of the provisions set forth in Proposal No. 6.

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns fifteen percent (15%) or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of our assets. However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least eighty-five percent (85%) of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our current certificate of incorporation provides that our Board is classified into two classes of directors. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings. Assuming the approval of Proposal No. 3, then our proposed certificate of incorporation will provide that our Board is classified into three classes of directors.

337